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                                                                       EX-99.B1b

                               THE PASSPORT FUNDS

                            CONSENT OF SOLE TRUSTEE

The undersigned, being the sole trustee of The Passport Funds, a business trust organized under the laws of the Commonwealth of Massachusetts pursuant to an Agreement and Declaration of Trust dated September 17, 1992, and amended on September 29, 1992 (the "Trust") does hereby amend, effective upon the filing of this instrument in the office of the Secretary of State of the Commonwealth of Massachusetts, the Agreement and Declaration of Trust of the Trust by changing the name of the Trust to "Rembrandt Funds."

IN WITNESS WHEREOF, the undersigned has executed this Consent of Sole Trustees as of the 19th day of October, 1992.


                                       /s/ Robert A. Nesher
                                       --------------------
                                       Robert A. Nesher